Tonix Pharmaceuticals Holding Corp. 10-K

Exhibit 21.01

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	State/ Jurisdiction of Incorporation/Formation

Tonix Pharmaceuticals, Inc.	Delaware
Krele, LLC	Delaware
Tonix Pharmaceuticals (Canada), Inc.	New Brunswick, Canada
Tonix Pharma Holdings Limited	Ireland
Tonix Pharma Limited	Ireland
Jenner LLC	Delaware
Tonix R&D Center, LLC	Delaware
Tonix Medicines, Inc.	Delaware

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